UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 18, 2025

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Property Sale

JE Cleantech Holdings Limited (NASDAQ: JCSE) announced today that JCS-Echigo Pte Ltd, a wholly-owned subsidiary of JE Cleantech Holdings Limited, has completed the sale of its leasehold industrial property located at 17 Woodlands Sector 1 Singapore 738354 (the “Industrial Property”) for approximately SGD$7.39 million (USD$5.68 million). The sale of this Industrial Property gave rise to a net gain of approximately SGD$3.70 million (USD$2.85 million) over the net book value. The sale was to an unaffiliated third party, under the option to purchase agreement previously announced on December 17, 2024. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press Release dated November 18, 2025 with respect to the sale of property

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: November 18, 2025	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary